Exhibit 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Royal Group Technologies Limited (the " Company" )
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7

Item 2	Date of Material Change

October 15, 2004

Item 3	News Release

A press release was issued on October 15, 2004 in Toronto, Ontario and disseminated across Canada by CCN Matthews.

Item 4	Summary of Material Change

On October 12, 2004, Staff of the Ontario Securities Commission (the " Commission" ) provided the Company with a copy of a Production Order (the " Order" ) that was issued on October 5, 2004 by a Justice in Ontario addressed to the Vice President and Chief Security Officer of Scotiabank.

The Order, which relates to the time period between January 1, 1996 to July 30, 2004, requires that certain documents be provided by Scotiabank to the RCMP in relation to four companies, Royal Building Systems, a subsidiary of the Company, Royal St. Kitts Beach Resort Limited (the " Resort" ) and two of the Resort’ s affiliates. The Resort is majority-owned by Vic De Zen, the controlling shareholder and nonexecutive Chairman of Royal Group. Douglas Dunsmuir, the Chief Executive Officer of the Company, has a 5% interest in the Resort.

The documents requested under the Order relate to these four companies and include banking documents, documents relating to research and development grants and related tax credits and a report prepared by Kroll Linquist Avey in April 2004. In support of the document request, the Order lists five allegations of actions contrary to the Criminal Code and specifically names Vic De Zen, Douglas Dunsmuir and Gary Brown, a former officer of the Company. These allegations include intent to defraud the shareholders and creditors of the Company and to deceive the shareholders and others by circulating or publishing a prospectus or statement or account, which they knew was false. These are allegations only. The Company has not been provided with any particulars of these allegations.

The Company understands that the RCMP has confirmed that search warrants have been issued in connection with their investigation. The Company has not received a copy of any such search warrants. No search warrants or production orders have been served on the Company.

Based on the information now available to the independent directors of the Board, particularly the extensive investigation conducted by Kroll, and in the absence of any new or contrary evidence or information, the independent directors of the Board continue to fully support Mr. Dunsmuir’ s efforts to improve the Company’ s performance and enhance shareholder value.

Item 5	Full Description of Material Change

Please see the press release attached hereto as Schedule " A" .

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Mark Badger
Vice President, Marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9	Date of Report

October 25, 2004

SCHEDULE " A"

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR: ROYAL GROUP TECHNOLOGIES LIMITED

TSX, NYSE SYMBOL: RYG

OCTOBER 15, 2004 - 18:20 ET

Royal Group Technologies Limited: Press Release

TORONTO, ONTARIO--(CCNMatthews - Oct. 15, 2004) - Royal Group Technologies Limited (" Royal Group" or the " Company" ) (RYG: TSX, NYSE) announced today that Staff of the Ontario Securities Commission (the " Commission" ) provided the Company with a copy of a Production Order (the " Order" ) on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Vice President and Chief Security Officer of Scotiabank. The Company’ s shares were halted from trading by Market Regulation Services Inc. in the afternoon of October 13, 2004 pending the issue of this press release.

The Order, which relates to the time period between January 1, 1996 to July 30, 2004, requires that certain documents be provided by Scotiabank to the RCMP in relation to four companies, Royal Building Systems, a subsidiary of the Company, Royal St. Kitts Beach Resort Limited (the " Resort" ) and two of the Resort’ s affiliates. The Resort is majority-owned by Vic De Zen, the controlling shareholder and nonexecutive Chairman of Royal Group. Douglas Dunsmuir, the Chief Executive Officer of the Company, has a 5% interest in the Resort.

The Resort purchased products and services from the Company during the aforementioned period for an approximate value of $32 million.

The documents requested under the Order relate to these four companies and include banking documents, documents relating to research and development grants and related tax credits and the Kroll Report referred to below. In support of the document request, the Order lists five allegations of actions contrary to the Criminal Code and specifically names Vic De Zen, Douglas Dunsmuir and Gary Brown, a former officer of the Company. These allegations include intent to defraud the shareholders and creditors of the Company and to deceive the shareholders and others by circulating or publishing a prospectus or statement or account which they knew was false. These are allegations only. The Company has not been provided with any particulars of these allegations.

The Company requested that the Justice who issued the Order, seal it. The Company was concerned that it would not be able to issue a public statement in a full and complete fashion, as there was no clarity in the Order in terms of the specific allegations, events and transactions being investigated without disclosure of all of the information in the supporting affidavit. Public Disclosure was made concerning the existence of the Order and as a result, the request was withdrawn today by the Company. The Order is supported by an affidavit sworn by the RCMP. The affidavit was and remains sealed. The Company and its independent directors are seeking counsel’ s advice as to methods to access the information underlying the allegations to consider whether they can take further action and in order for the Company and its independent directors to provide full public disclosure.

The Company understands that the RCMP has confirmed that search warrants have been issued in connection with their investigation. The Company has not received a copy of any such search warrants. No search warrants or production orders have been served on the Company.

The Company established a Special Committee comprised of independent members of the Board of Directors in late December 2003 to conduct an independent investigation related to the OSC and RCMP investigations into transactions involving the Company and the Resort. The Company has never been provided by the OSC or the RCMP with any particulars of allegations relating to these investigations. The Special Committee retained Kroll Linquist Avey (" Kroll" ) to assist in the independent investigation. Kroll concluded in its Report, which was issued in April 2004, that there was no evidence of conduct or actions calculated to improperly shift costs to the Company from the Resort. Kroll had reviewed its work plan with the Ontario Securities Commission prior to commencing its work to ensure that the scope of the work would be appropriate to address the concerns raised by the Commission. A summary of the Kroll Report is contained in the Company’ s press release dated April 29, 2004. Following the Kroll Report, and based on all of the available information at that time, the Special Committee recommended that no further investigative action be taken at that time.

The Company has always and continues to cooperate fully with the RCMP, including its recent gathering of voluminous materials arising from communications with the RCMP and in anticipation of their review. Based on all of the information available to the Company, including discussions with the RCMP, Royal Group continues to understand, as previously announced, that it is not the target of the RCMP’s investigation.

Based on the information now available to the independent directors of the Board, particularly the extensive investigation conducted by Kroll, and in the absence of any new or contrary evidence or information, the independent directors of the Board continue to fully support Mr. Dunsmuir’ s efforts to improve the Company’ s performance and enhance shareholder value.

As stated in the Company’ s press release dated April 29, 2004, the Commission had advised the Company that the RCMP’ s investigation may produce results which are material to the Company, most specifically in relation to its past financial disclosure and certain trading. Accordingly, the Commission retains an investigative interest in the matter.

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based building products, serving the home improvement, consumer and construction sectors of the market. The Company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and distribution services to its plants producing finished products. Royal Group’ s manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia. Additional investment information is available on Royal Group’ s web site at www.royalgrouptech.com under the " Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as " expect" , " should continue" , " continue" , " believe" , " anticipate" , " estimate" , contemplate" , " target" , " plan" , " budget" , " may" , " will" , " schedule" and " intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred connection with restructuring activities compared to the estimated costs of such actions; the ability recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate the markets into which Royal Group’ s products are sold; market acceptance and demand for Royal Group’ s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations or administrative or intellectual property disputes; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements Statements made in this document are made as of October 15, 2004 and Royal Group disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Royal Group Technologies Limited
Media Contact: Scott D. Bates
General Counsel and Corporate Secretary
(905) 264-0701

or

Investor Contact
 Mark Badger
Vice President of Marketing and Corporate Communications
(905) 264-0701
(905) 264-0702 (FAX)